SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One):  Form 10-K  Form 20-F  Form 11-K
Form 10-Q
xForm N-SAR
For Period Ended: ____09/30/2006_________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing
Form. Please Print or Type.
Nothing in this form shall be construed to imply
that the Commission has verified any information
contained herein.
If the notification relates to a portion of the
filing checked above, identify the Item(s) to which
the notification relates:
____________________________________________________
_____________________________
PART I -- REGISTRANT INFORMATION
____________________________________________________
____________________________ Full Name of
Registrant:  Mercantile Long-Short Manager Master
Fund LLC
____________________________________________________
____________________________ Former Name if
Applicable:
____________________________________________________
____________________________ Address of Principal
Executive Office (Street and Number) :   Two Hopkins
Plaza
____________________________________________________
____________________________ City, State and Zip
Code:  Baltimore, MD  21201
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X
(a) The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other
exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
Since the last annual report of March 31, 2006, the Fund has completed a restructuring of its organization effective July 1, 2006, into a master-feeder structure. Within this structure, the Fund expanded from three stand alone funds to three
Master and six Feeder funds. This restructuring caused the preparation and review of the filing to be more extensive than had been expected , thus causing the need for an extension of the form N-SAR.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

_Jack Healey___________________
(Name)
__610_______________________
(Area Code)
____1362_____________________

(Telephone Number)
(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act
of 1934 or Section 30 of the Investment Company Act
of 1940 during the preceding 12 months or for such
shorter period that the registrant was required to
file such report(s) been filed? If answer is no,
identify report(s). xYes  No
____________________________________________________
____________________________
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes xNo
If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mercantile Long-Short Manager Master Fund LLC
____________________________________________
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date__11/30/06______________________
By_____Michael D. Daniels________________
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR
240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this
Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-
25.htm
Last update: 10/21/2002